

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 22, 2006

Mr. Jack F. Callahan, Jr.
Executive Vice President and Chief Financial Officer
Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, TX 75201

> **Re:** **Dean Foods Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **Response letter dated December 8, 2006**
> **File No. 001-12755**

Dear Mr. Callahan:

We have reviewed your response letter and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 6 – Intangible Assets, page F-16

1. We note your response to prior comment 1 from our letter dated November 27, 2006 references EITF 95-3, which states "…costs related to plans to exit activities and involuntarily terminate or relocate employees that are recorded as part of the purchased entity under this Issue are not preacquisition contingencies accounted for under Statement 38." Please tell us the specific facts and circumstances that led you to conclude that the cancellation of the long-term processing and distribution agreement is an exit activity, as that term is defined in footnote 1 of SFAS 146.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief